UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

CONVENING NOTICE

Shareholders of CPFL Energia S.A. (the “Company”) are hereby invited to attend the Company’s Ordinary and Extraordinary General Shareholders’ Meeting, to be held on April 28 2006, at 10:00 a.m., at the Company’s headquarters located at Rua Gomes de Carvalho, 1510, 14th Floor, suite 1402, São Paulo, SP, Brazil, in which the following matters will be voted:

Ordinary General Shareholders’ Meeting Agenda:
(1)	Election of members for the Board of Directors;
(2)	Establishment of management’s global compensation for following fiscal year;
(3)	Election of members for the Fiscal Council; and
(4)	Establishment of Fiscal Council’s compensation for following fiscal year.

Extraordinary General Shareholders’ Meeting Agenda:
Amendment of the Company’s by-laws, in order to promote all changes required by the rules applicable to companies listed in the Novo Mercado segment of the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, or BOVESPA).

General Instructions:

a)	Shareholders willing to be represented in the meeting by an attorney in fact must deliver the relevant power of attorney at the Company’s headquarters at least 24 hours prior to the meeting.
b)	Pursuant to Article 135 of Law 6,404/76, the documents to be discussed at the meeting are available to shareholders as of the date hereof at the Company’s headquarters.
c)
Pursuant to CVM Instruction 165/91, as amended by CVM Instruction 282/98, multiple voting rights in the election of members of the Board of Directors can only be requested by holders of at least 5% (five percent) of the Company’s voting capital.

São Paulo, March 29, 2006.
Carlos Ermírio de Moraes
President of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2006

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.